Mail Stop 3561

Theodore F. Craver, Jr.
Chairman of the Board
President and Chief Executive Officer
Edison International
2244 Walnut Grove Avenue
Rosemead, CA 91770

  Re: **Edison International**
    Form 10-K for Fiscal Year Ended December 31, 2008
    Filed March 2, 2009
    Definitive Proxy Statement on Schedule 14A
    Filed March 13, 2009
    Form 10-Q for Fiscal Quarter Ended March 30, 2009
    Filed May 8, 2009
    File No. 001-09936
    Southern California Edison
    Form 10-K for Fiscal Year Ended December 31, 2008
    Filed March 2, 2009
    Form 10-Q for Fiscal Quarter Ended March 30, 2009
    Filed May 8, 2009
    File No. 001-02313

Dear Mr. Craver:

  We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Edison International

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 51

1. We refer you to your response to comment one in our letter dated August 9, 2007 submitted on August 30, 2007. In the response, you indicated that you intended to disclose in future annual report filings that (i) the scope of your evaluation of internal control over financial reporting does not include an evaluation of internal control over financial reporting for certain variable interest entities consolidated pursuant to FIN 46(R) together with key sub-totals such as total and net assets, revenues and net income that result from consolidation of such entities and (ii) your conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of such VIEs. Please tell us why you concluded the additional disclosures you intended to provide are not required. Otherwise, please include the disclosures in future annual report filings. Also, please tell us whether the scope of your evaluation of internal control over financial reporting includes entities that you proportionately consolidate. If the scope of your evaluation does not include proportionately consolidated entities, please provide similar disclosures in regard to those entities. The additional disclosures should also note that the financial statements include the accounts of certain entities consolidated pursuant to FIN 46(R) and/or accounted for via proportionate consolidation in accordance with EITF 00-1 but that management has been unable to assess the effectiveness of internal control at those entities due to the fact that you do not have the ability to dictate or modify the controls of the entities and do not have the ability, in practice, to assess those controls. Please refer to Questions 1 of "Frequently Asked Questions Regarding Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" available on our website at www.sec.gov/info/accountants/controlfaq.htm.

Schedule II Valuation and Qualifying Accounts, page 58

2. Please disclose the nature of amounts charged to other accounts. Refer to Rule 12-09 of Regulation S-X.

Exhibit 12 – Computation of Ratios of Earnings to Fixed Charges and Preferred and Preference Stock

3. Please show us your calculation of earnings for the most recent year in a format that identifies each of the items in instruction (C) of Item 503(d) of Regulation S-

K. In addition, tell us why your treatment of minority interest, equity in income from equity investees and distributed income from equity investees in your earnings computations comply with the instructions to Item 503(d) Regulation S-K. In future filings please show your computations to derive income from continuing operations before fixed charges and taxes starting with income from continuing operations before tax and minority interest.

Exhibit 13 – Selected Portions of the Annual Report to Shareholders for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Edison International (Consolidated) Results of Operations and Historical Cash Flow Analysis, page 64

4. Your presentation of average realized prices, as computed in the footnotes to the tables on pages 72 and 75, appear to represent non-GAAP financial measures since you exclude certain GAAP amounts in the calculations. Please tell us whether you consider average realized prices of the Illinois plants and Homer City facilities statistical measures that are based on GAAP numbers and explain the basis for your conclusion. Otherwise, please revise your disclosures to identify the measures as non-GAAP financial measures, provide a reconciliation of operating revenues of the nonutility power generation segment to realized revenues of the Illinois plants and Homer City facilities and disclose the reasons why management believes that the presentation of the non-GAAP financial measures provides useful information to investors regarding your results of operations. Please refer to Item 10(e) of Regulation S-K.

Critical Accounting Estimates and Policies, page 87

5. Please revise to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since each critical accounting estimate and related

assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements, page 125

Note 1. Summary of Accounting Policies, page 125

Earnings Per Share, page 128

6. Please clarify whether you allocate undistributed earnings to the participating securities for purposes of computing basic earnings per share. Refer to Issue 3 of EITF 03-6. Please note any participant rights that are contingent or subject to discretion should be disclosed in accordance with paragraph 4 of SFAS 129. Also, please tell us the nature of the adjustments related to assumed conversions in the diluted earnings per share calculation.

Note 4. Income Taxes, page 144

Accounting for Uncertainty in Income Taxes, page 146

7. Please tell us how the liability for unrecognized tax benefits is classified in your consolidated balance sheet for each year presented. In addition, please tell us the nature of the items netted against the liability as disclosed in note 3 to the table of commitments on page 95.

Note 5. Compensation and Benefit Plans, page 151

Stock-Based Compensation, page 158

8. We note your disclosure in the second paragraph on page 139 that you have issued restricted stock units since 2007. Please tell us why you have not disclosed the information in paragraph A240 of SFAS 123(R) for restricted stock units.

Stock Options, page 158

9. Please tell us your rationale for using historical volatility for the most recent 36 months in estimating the fair value of stock options as opposed to historical volatility over a period commensurate with the expected or contractual term of the awards. Refer to Question 2 of SAB Topic 14:D.

Performance Shares, page 160

> 10. Please tell us what consideration you gave to presenting separate disclosure of awards classified as equity and those classified as liabilities. Refer to paragraph A240f. of SFAS 123(R).

Note 6. Commitments and Contingencies, page 161

Lease Commitments, page 161

> 11. Please disclose the information for capital leases required by paragraphs 16.a of SFAS 13 or tell us why such disclosures are not required.

Other Commitments, page 163

> 12. Please tell us how you are accounting for the power purchase settlements with qualifying facilities and the basis in GAAP for your accounting treatment. In addition, please disclose the amount of QF settlements for each year presented.

Contingencies, page 167
Midwest Generation New Source Review Notice of Violation, page 171

> 13. Please tell us whether you have agreed to indemnify Commonwealth Edison for liabilities, costs and expenses that may be incurred in connection with the notice of violation from US EPA received by Midwest Generation. If so, tell us the maximum amount of future payments you could be required to make under the indemnification and whether you have accrued a liability.

Note 14. Variable Interest Entities, page 185
Categories of Variable Interest Entities, page 186

> 14. Please explain to us in detail how you account for EME's investments in wind projects under joint development agreements. Please address whether you account for the investments as debt or equity and the basis for your accounting treatment, how you allocate earnings to the minority interest holders and how you apply the equity method in accounting for minority interest together with any other information you deem necessary.

Form 10-Q for Fiscal Quarter Ended March 30, 2009

> 15. Please address the above comments in future filings to the extent applicable.

Note 4. Income Taxes, page 20

16. In future filings please consider clarifying your disclosures related to the impact of the Global Settlement on your financial statements. For example, consider disclosing the following items:
    - The nature and amounts of each of the significant adjustments to income tax expense and/or benefits resulting from the global settlement and resolution of disputes related to the cross border leases;
    - The effects of the termination of the cross border leases; and
    - The expected proceeds from the termination of the cross border leases and refunds of tax deposits.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Program Objectives and Overview, page 20

17. We note here and in your discussion of long term incentives that you have set your compensation for each named officer at approximately the median level for that position among the peer group companies. Please expand your disclosure to explain why the Compensation Committee determined to set executive compensation at the median level.

18. We note that the Compensation Committee selected, with some adjustments, the Philadelphia Utility Index as your compensation peer group for 2008. It appears that you are benchmarking your executive compensation against this peer group. Please identify the component companies for your peer group, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Bonuses, page 21

19. We note that you have disclosed that the Compensation Committee sets specific goals at the beginning of the year for named officers to achieve in order that they may receive an annual bonus, but you have not provided a quantitative discussion of the terms of the necessary goals. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in paying the bonus absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Stock Ownership of Directors and Executive Officers, page 60

20. We note that you provided disclosure as of January 31, 2009. Please provide ownership information as of a date closer to the date of your proxy. In addition, please indicate and include shares that could be acquired within 60 days.

Certain Relationships and Related Transactions, page 62

21. You mention here that the appropriate committee will review any related party transaction that is required to be disclosed in your proxy. Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K. In this regard, we note your statement that the disclosed transactions were comparable to those that would have been undertaken with nonaffiliated entities. Please indicate whether the related party transactions you describe were reviewed in accordance with your policy and, if not, state why they did not require such review.

Southern California Edison

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

22. We note that the scope of your evaluation of internal control over financial reporting does not include an evaluation of internal control over financial reporting for certain variable interest entities consolidated pursuant to FIN 46(R). In future filings please disclose key sub-totals such as total and net assets, revenues and net income that result from consolidation of such entities and that your conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of such VIEs. Also, please tell us whether the scope of your evaluation of internal control over financial reporting includes entities that you proportionately consolidate. If the scope of your evaluation does not include proportionately consolidated entities, please provide similar disclosures in regard to those entities. The additional disclosures should also note that the financial statements include the accounts of certain entities consolidated pursuant to FIN 46(R) or accounted for via proportionate consolidation in accordance with EITF 00-1 but that management has been unable to assess the effectiveness of internal control at those entities due to the fact that you do not have the ability to dictate or modify the controls of the entities and do not have the ability, in practice, to assess those controls. Please refer to Questions 1 of "Frequently Asked Questions Regarding Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports" available on our website at www.sec.gov/info/accountants/controlfaq.htm.

Exhibit 12 – Computation of Ratios of Earnings to Fixed Charges

23. Please show us your calculation of earnings for the most recent year in a format that identifies each of the items in instruction (C) of Item 503(d) of Regulation S-K. In addition, tell us why your treatment of minority interest, equity in income from equity investees and distributed income from equity investees in your earnings computations comply with the instructions to Item 503(d) Regulation S-K. In future filings please show your computations to derive income from continuing operations before fixed charges and taxes starting with income from continuing operations before tax and minority interest.

Exhibit 13 – Selected Portions of the Annual Report to Shareholders for the Year Ended December 31, 2008

Critical Accounting Estimates and Policies, page 44

24. Please revise to describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Notes to Consolidated Financial Statements, page 125</u>

<u>Note 4. Income Taxes, page 144</u>

<u>Accounting for Uncertainty in Income Taxes, page 74</u>

25. Please tell us how the liability for unrecognized tax benefits is classified in your consolidated balance sheet for each year presented. In addition, please tell us the nature of the items netted against the liability as disclosed in note 3 to the table of commitments on page 50.

<u>Note 5. Compensation and Benefit Plans, page 76</u>

<u>Stock-Based Compensation, page 84</u>

26. We note your disclosure in the second paragraph on page 69 that you have issued restricted stock units since 2007. Please tell us why you have not disclosed the information in paragraph A240 of SFAS 123(R) for restricted stock units.

<u>Stock Options, page 84</u>

27. Please tell us your rationale for using historical volatility for the most recent 36 months in estimating the fair value of stock options as opposed to historical volatility over a period commensurate with the expected or contractual term of the awards. Refer to Question 2 of SAB Topic 14:D.

<u>Performance Shares, page 86</u>

28. Please tell us what consideration you gave to presenting separate disclosure of awards classified as equity and those classified as liabilities. Refer to paragraph A240f. of SFAS 123(R).

<u>Note 6. Commitments and Contingencies, page 161</u>

<u>Lease Commitments, page 87</u>

29. Please disclose the information for capital leases required by paragraphs 16.a of SFAS 13 or tell us why such disclosures are not required.

Other Commitments, page 89

    30. Please tell us how you are accounting for the power purchase settlements with qualifying facilities and the basis in GAAP for your accounting treatment. In addition, please disclose the amount of QF settlements for each year presented.

Form 10-Q for Fiscal Quarter Ended March 30, 2009

    31. Please address the above comments in future filings to the extent applicable.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director